EXHIBIT 99.4

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

August 1, 2012

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on August 1, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On August 1, 2012 Kinross announced that its Board of Directors had appointed J. Paul Rollinson as Chief Executive Officer and a Director of Kinross.

5.	Full Description of Material Change

On August 1, 2012 Kinross announced that its Board of Directors had appointed J. Paul Rollinson (formerly Executive Vice-President, Corporate Development) as Chief Executive Officer of Kinross, replacing Tye W. Burt.  Mr. Rollinson has also replaced Mr. Burt on the Kinross Board of Directors.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

.	For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198

9.	Date of Report

August 8, 2012